FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November, 2003

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC

Date: December 22, 2003	/s/ Doug Perkins Doug Perkins

[OREZONE LOGO]                                            For Immediate Release
                                                               December 22, 2003
                                                                         ORZ.TSX

                   OREZONE'S BURKINA FASO DRILL PROGRAM UPDATE
                    Bondi Results include 6.1 gAu/t over 11m
          Essakan, Results from Falagountou include 3.9 gAu/t over 33m

Orezone  Resources  Inc.  (ORZ.TSX) is pleased to announce that it has completed
10,500m  of Rotary Air Blast  (RAB) and  16,800m  of  Reverse  Circulation  (RC)
drilling in Burkina Faso, West Africa.  Drilling will continue at Essakan, Bondi and Sega in January 2004 with an additional 40,000 metres.

Bondi Project- Orezone 100% in Bondigui permit.

3500m of RC drilling at Bondi  commenced in November to investigate the recently discovered  main zone (Press Release June 2, 2003) The main zone represents only
800m  of a 4km  long  gold  in  soil  anomaly,  which  is  part  of a 45km  long mineralized  corridor  controlled  by  Orezone.  Results  from the first 7 of 35 infill  holes  drilled  at 50m  centres  on the Bondi  main zone have  confirmed significant  mineralization.  Hole BDRC44  intersected  3.8 gAu/t over 11m, hole
BDRC46 intersected 3.0 gAu/t over 15m and hole BDRC48 intersected 6.1 gAu/t over
11m.  These holes  represent only a short portion of the 800m length of the zone at a vertical depth of 20 to 30 metres. A second level of holes has been drilled to  intersect  the zone at a  vertical  depth  of 65  metres.  Results  from the remainder of the infill drilling are pending. An initial resource calculation of the mineralization at the Bondi main zone will be completed in the first quarter of 2004.  The zone remains open at depth and may be offset and extend further to the south.

Detailed  surface  sampling  and  trenching  in the  vicinity  of the main  zone indicates a southern extension and parallel zones. Three holes have been drilled under the Zone 2W area,  6 holes under the Zone 2S area and 3 holes were drilled under the Zone 2E trench.  Results  from these holes are  pending  and  expected before the end of January 2004.

Table 1. Summary of Results from Infill Drilling at Bondi - Oxidized Main Zone

---------------------------------------------------------------------------------------
   Hole     East     North     Azimuth     Dip      Depth    From    To    Grade  Length
             UTM      UTM     (degree)   (degree)     m        m      m    gAu/t     m
---------------------------------------------------------------------------------------
  BDRC42   434740   1207227     286        -45       60       24     28     2.7      4

  BDRC43   434755   1207280     286        -45       60       23     29     3.2      6

  BDRC44   434784   1207401     286        -45       70       19     30     3.8     11
                                                              39     47     2.4      8

  BDRC45   434802   1207450     286        -45       60       21     23     3.4      2

  BDRC46   434815   1207522     286        -45       60       11     26     3.1     15
    Including                   286        -45       60       11     20     4.1      9
  BDRC47   434849   1207619     286        -45       60        9     23     2.8     14
                                                              42     48     2.0      6

  BDRC48   434884   1207737     286        -45       60       23     34     6.1     11
---------------------------------------------------------------------------------------

Note:  Samples were  collected  every 1m down the hole and analyzed  using a 2kg bottle roll cyanide  leach at the  Transworld  Laboratory in Tarkwa,  Ghana,  an internationally  recognized  laboratory.  A minimum of 5% of the  samples is for
QA/QC, which include duplicates,  triplicates, standards and blanks. The program was carried out under the  supervision of Jeffrey Ackert,  VP  Exploration,  and qualified person for Orezone.

Essakan Project- Gold Fields Limited earning up to 60% interest.

The  10,500m  of RAB  drilling  indicates  bedrock  mineralization  at  Sokadie,
Falagountou,  Gossey and Korezeina (all satellite  prospects  within 15km of the main zone) that have been followed up with an initial 10,000m of RC drilling.

At  Falagountou  initial RC results show a mineralized  zone  associated  with a gabbro intrusive and sediments.  Hole FRC489  intersected 3.9 gAu/t over 33m. An extensive core drilling program is planned at Falagountou in January to test the extents of the mineralization along strike and at depth. At Sokadie,  15km south of Essakan Main Zone,  results  also show  significant  mineralization  with 2.1
gAu/t over 10m in hole SRC472 and 2.2 gAu/t over 8m in hole SRC476.

At Gossey, 10km northwest of the Essakan Main Zone, RAB drilling has intersected bedrock  mineralization  on 3 sections for a minimum strike length of 850m. This coincides  with a much larger  surface soil  geochemical  anomaly that shows the
Gossey prospect could be mineralized for up to 10 kilometres. The host rock is a sedimentary  package with alteration and  mineralization  similar to the Essakan
Main Zone.  RC drilling of 1117m in 15 holes has covered the same 3 sections and results  are  expected  in  early  January.  Pending  positive  RC  results,  an aggressive  infill drill  program,  initially  on 100m  centres,  will  commence immediately.

Orezone  Resources Inc.  (ORZ.TSX) is a  Canadian-based,  emerging gold producer focused on the  discovery  and  development  of gold  deposits  in West  Africa, primarily in Burkina Faso.

FORWARD-LOOKING  STATEMENTS: This news release contains certain "forward-looking statements"  within the meaning of Section 21E of the United  States  Securities
Exchange Act of 1934,  as amended.  Except for  statements  of  historical  fact relating  to the  company,  certain  information  contained  herein  constitutes
forward-looking   statements.    Forward-looking   statements   are   frequently
characterized by words such as "plan," "expect," "project," "intend," "believe,"
"anticipate",  "estimate"  and other similar words,  or statements  that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and  uncertainties  and other factors that could cause actual events or results to differ  materially  from those projected in the  forward-looking  statements.  These factors  include the inherent  risks
involved  in  the  exploration  and  development  of  mineral  properties,   the
uncertainties  involved in interpreting  drilling  results and other  ecological data,  fluctuating  metal prices,  the  possibility  of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs  of  financing  needed  in the  future  and  other  factors.  The  Company undertakes no obligation to update  forward-looking  statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

                     For further information please contact:
                          Ron Little, President and CEO
                             Orezone Resources Inc.
            290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8
                       tel 613 241 3699 fax 613 241 6005
                        info@orezone.com www.orezone.com